SoFi Technologies, Inc. Increases Size of Offering and
Prices $1.1 Billion Convertible Senior Notes
Offering Due 2026

SAN FRANCISCO, CALIFORNIA—(BUSINESS WIRE)—September 29, 2021—SoFi Technologies, Inc. (“SoFi”) (NASDAQ: SOFI) today announced that it priced its private offering of 0.00% convertible senior notes due 2026 (the “notes”) and increased the aggregate principal amount of the offering to $1.1 billion. The notes will be sold in a private offering only to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). SoFi also granted the initial purchasers of the notes an option to purchase, for settlement within a period of 13 days from, and including, the date notes are first issued, up to an additional $100 million aggregate principal amount of notes. The issuance and sale of the notes is scheduled to settle on or about October 4, 2021, subject to customary closing conditions.
The notes will be unsecured, unsubordinated obligations of SoFi. The notes will not bear regular interest and the principal amount of the notes will not accrete. The notes will mature on October 15, 2026, unless earlier repurchased, redeemed or converted. The notes will be convertible by the noteholders prior to the close of business on the business day immediately preceding April 15, 2026 only under certain circumstances and during certain periods, and irrespective of those circumstances, will be convertible by the noteholders on or after April 15, 2026 until the close of business on the second scheduled trading day immediately preceding October 15, 2026. The initial conversion rate will be 44.6150 shares of SoFi’s common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $22.41 per share of SoFi’s common stock, which represents a premium of approximately 40% over the last reported sale of $16.01 per share of SoFi’s common stock on September 29, 2021), subject to adjustment in certain circumstances. Upon conversion, the notes may be settled, at SoFi’s election, in cash, shares of SoFi’s common stock or a combination of cash and shares of SoFi’s common stock.
The notes will also be redeemable, in whole or in part, for cash at SoFi’s option at any time, and from time to time, on or after October 15, 2024 and on or before the 30th scheduled trading day immediately before the maturity date, but only if the last reported sale price per share of SoFi’s common stock exceeds 130% of the conversion price for a specified period of time and certain liquidity conditions have been satisfied, at a redemption price equal to the principal amount of the notes to be redeemed, plus accrued and unpaid special and additional interest, if any, to, but excluding, the redemption date.
In addition, in certain limited circumstances, noteholders may require SoFi to repurchase their notes for cash for a repurchase price equal to the principal amount of the notes to be repurchased, plus accrued and unpaid special and additional interest, if any, to, but excluding, the applicable repurchase date.
SoFi estimates that the net proceeds from the offering will be approximately $1.078 billion (or approximately $1.176 billion if the initial purchasers fully exercise their option to purchase additional notes), after deducting the initial purchasers’ discounts and commissions and before the capped call transactions and offering expenses payable by SoFi. SoFi intends to use approximately $104.3 million of the net proceeds to fund the cost of entering into the capped call transactions described below. SoFi intends to use the remainder of the net proceeds from the offering, together with cash on hand (i) to pay fees, costs and expenses relating to this offering and related transactions and (ii) for general corporate purposes. If the initial purchasers exercise their option to purchase additional notes, then SoFi intends to use a portion of the additional net proceeds to fund the cost of entering into additional capped call transactions as described below. These activities may affect the trading price of SoFi’s common stock and the initial conversion price of the notes.
In connection with the pricing of the notes, SoFi entered into privately negotiated capped call transactions with certain financial institutions (the “option counterparties”). The capped call transactions will cover, subject to customary anti-dilution adjustments, the number of shares of SoFi’s common stock underlying the notes. If the initial purchasers exercise their option to purchase additional notes, SoFi expects to enter into additional capped call transactions with the option counterparties.
The cap price of the capped call transactions will initially be $32.02 per share, which represents a premium of 100% over the last reported sale price of SoFi’s common stock of $16.01 per share on September 29, 2021, and is subject to certain adjustments under the terms of the capped call transactions.
The capped call transactions are expected generally to reduce the potential dilution to SoFi’s common stock upon any conversion of the notes and/or offset any potential cash payments SoFi is required to make in excess of the principal amount of converted notes, as the case may be, upon conversion of the notes. If, however, the market price per share of SoFi’s common stock, as measured under the terms of the capped call transactions, exceeds the cap price of the capped call transactions, there would nevertheless be dilution and/or there would not be an offset of such potential cash payments, in each case, to the extent that such market price exceeds the cap price of the capped call transactions.
In connection with establishing their initial hedges of the capped call transactions, the option counterparties or their respective affiliates expect to enter into various derivative transactions with respect to SoFi’s common stock and/or purchase shares of SoFi’s common stock concurrently with or shortly after the pricing of the notes. This activity could increase (or reduce the size of any decrease in) the market price of SoFi’s common stock or the notes at that time.
In addition, SoFi has been advised that the option counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to SoFi’s common stock and/or purchasing or selling SoFi’s common stock or selling SoFi’s common stock or other securities in secondary market transactions following the pricing of the notes and prior to the maturity of the notes (and are likely to do so following any conversion of the notes, any repurchase of the notes by SoFi on any fundamental change repurchase date, any redemption date or any other date on which the notes are retired by SoFi, in each case if SoFi exercises the relevant election to terminate the corresponding portion of the capped call transactions). This activity could also cause or avoid an increase or decrease in the market price of SoFi’s common stock or the notes, which could affect a noteholder’s ability to convert the notes, and, to the extent the activity occurs during any observation period related to a conversion of notes, it could affect the number of shares and value of the consideration that a noteholder will receive upon conversion of the notes.
The offer and sale of the notes and any shares of SoFi’s common stock issuable upon conversion of the notes have not been registered under the Securities Act or any other applicable securities laws. As a result, the notes and the shares of SoFi’s common stock, if any, issuable upon conversion of the notes will be subject to restrictions on transferability and resale and may not be offered, transferred or sold except in compliance with the registration requirements of the Securities Act or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any other applicable securities laws.
This press release does not and will not constitute an offer to sell, or the solicitation of an offer to buy, the notes, any shares of SoFi’s common stock issuable upon conversion of the notes, or any other securities, nor will there be any sale of the notes or any such shares or other securities, in any state or other jurisdiction in which such offer, sale or solicitation would be unlawful. Any offer will be made only by means of a private offering memorandum.
About SoFi Technologies, Inc.
SoFi helps people achieve financial independence to realize their ambitions. Our products for borrowing, saving, spending, investing and protecting give our more than two million members fast access to tools to get their money right. SoFi membership comes with the key essentials for getting ahead, including career advisors and connection to a thriving community of like-minded, ambitious people. SoFi is also the naming rights partner of SoFi Stadium, home of the Los Angeles Chargers and the Los Angeles Rams.
Forward-Looking Statements
This press release includes forward-looking statements, including statements regarding the completion of the offering, the expected amount and intended use of the net proceeds and the effects of entering into the capped call transactions described above. Forward-looking statements represent SoFi’s current expectations regarding future events and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those implied by the forward-looking statements, and there can be no assurance that future developments affecting SoFi will be those that it has anticipated. Among those risks and uncertainties are market conditions, the satisfaction of the closing conditions related to the offering and risks relating to SoFi’s business, including those described in periodic reports that SoFi files from time to time with the Securities and Exchange Commission. SoFi may not consummate the offering described in this press release and, if the offering is consummated, cannot provide any assurances regarding its ability to effectively apply the net proceeds as described above. The forward-looking statements included in this press release speak only as of the date of this press release, and SoFi does not undertake to update the statements included in this press release for subsequent developments, except as may be required by law.

Contact Information

Investors:
Andrea Prochniak
SoFi
aprochniak@sofi.org

Media:
Rachel Rosenzweig
SoFi
rrosenzweig@sofi.org

4